ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 24, 2014	Maureen A. Meredith
(617) 951-7239
maureen.meredith@ropesgray.com

VIA EDGAR

Mr. Chad Eskildsen

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers AMG Funds (Registration Nos. 333-193055 and 811-09521)

Dear Mr. Eskildsen:

I am writing on behalf of Managers AMG Funds (the “Trust”) to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding the October 31, 2012 annual report to shareholders (the “Annual Report”) filed under the Investment Company Act of 1940, as amended, on Form N-CSR on January 7, 2013 for Trilogy Emerging Markets Equity Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comment. The Staff’s comment and the Trust’s response are set forth below.

1. Comment: The table setting forth the Fund’s portfolio breakdown (the “Portfolio Breakdown Table”) under “Fund Snapshots” on page 15 of the Annual Report indicates that 25.1% of the Fund’s portfolio was invested in the Financials sector on October 31, 2012. Please explain supplementally whether this exposure to the Financials sector should be discussed in the principal investment strategy and principal risk sections of the Fund’s prospectus. Please also confirm that the Fund is in compliance with its fundamental investment policy with respect to industry concentration.

Response: The Fund’s principal investment strategy is based on bottom-up research focusing on individual securities that meet specific growth metrics. As such, and as disclosed in the Fund’s prospectus, regional and sector portfolio weights are driven primarily by the bottom-up research process of Trilogy Global Advisors, LP, the Fund’s subadvisor, subject to broad diversification constraints. The process is not absolutely sector-neutral as the Fund can be expected to have exposure to some or all of the sectors represented in its benchmark index to a greater or smaller degree than the index. However, sector distribution may change over time. For this reason, the Fund does not believe that any specific sector should be discussed in the

Fund’s principal investment strategies section. However, in connection with the Fund’s annual update for the fiscal year ended October 31, 2013, the Trust undertakes to review the principal risk section with respect to sector risk generally.

With regard to its fundamental investment policy with respect to industry concentration, the Fund notes that the Portfolio Breakdown Table discloses percentages of the Fund’s investments by sector, which is a broader category than industry. An explanatory note relating to the Fund’s industry concentration policy in its statement of additional information specifically provides that “for purposes of determining whether a Fund’s investments are concentrated in a particular industry or group of industries, the term ‘industry’ shall be defined by reference to the Global Industry Classification Standard put forth by S&P and Morgan Stanley Capital International.” Using this measure, the Fund is, and as of October 31, 2012 was, in compliance with its fundamental investment policy with respect to industry concentration.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 951-7239.

Very truly yours,

/s/ Maureen A. Meredith

Maureen A. Meredith, Esq.

cc : Michael Ponder, Esq., Managers Investment Group LLC

      Gregory C. Davis, Esq.

      Rajib Chanda, Esq.

      Renee E. Laws, Esq.